Exhibit 99

March 22, 2002

Securities and Exchange Commission

Washington, DC

Arthur Andersen LLP has represented to Rural Cellular Corporation that its audit was subject to Andersen’s quality control system for the U.S.accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Arthur Andersen personnel working on the audit and availability of national office consultation.  Availability of personnel at foreign affiliates of Arthur Andersen is not relevant to this audit.

Wesley E. Schultz

Executive Vice President and Chief Financial Officer

Rural Cellular Corporation